Exhibit 99.2

2024 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

MAGIC SOFTWARE ENTERPRISES LTD.

July 31, 2024

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 THORUIGH 5. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(1)	To re-elect Guy Berenstin for a term expiring at the Company’s 2025 Annual General Meeting of Shareholders.

	FOR	AGAINST	ABSTAIN
GUY BERENSTIN	☐	☐	☐

(2)	To re-elect Naamit Salomon for a term expiring at the Company’s 2025 Annual General Meeting of Shareholders.

	FOR	AGAINST	ABSTAIN
NAAMIT SALOMON	☐	☐	☐

(3)	To re-elect Avi Zakay for a term expiring at the Company’s 2025 Annual General Meeting of Shareholders.

	FOR	AGAINST	ABSTAIN
AVI ZAKAY	☐	☐	☐

(4)	To re-elect Mr. Sami Totah as an unaffiliated director (as defined under the Israeli Companies Law) and an independent director (as defined under the Nasdaq Listing Rules) for a term expiring at the Company’s 2025 Annual General Meeting of Shareholders.

	FOR	AGAINST	ABSTAIN
SAMI TOTAH	☐	☐	☐

(5)	To replace Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, and appoint, in its stead, Ziv Haft Certified Public Accountants, a member firm of BDO International Limited (“BDO Israel”), as the Company’s independent auditor for the year ending December 31, 2024, and to authorize the Company’s Board of Directors (the “Board”), with the right to delegate such authority to the audit committee of the Board, to fix BDO Israel’s compensation in accordance with the nature of its services.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _________ Date ______ Signature of Shareholder _________Date ______________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.